EXHIBIT 99.2

Descartes Announces Final Details of Normal Course Issuer Bid

WATERLOO, ON - September15, 2005 - The Descartes Systems Group Inc. (NASDAQ: DSGX, TSX: DSG) announced today acceptance by the Toronto Stock Exchange (the “TSX”) of its notice of intention to purchase from time to time, if considered advisable, up to an aggregate of 3,067,646 common shares, representing approximately 10% of the public float of its common shares, over the next 12 month period. All purchases of the common shares will be effected through the facilities of the TSX and/or the NASDAQ National Market (the “NASDAQ”). Descartes is restricted to purchasing up to an aggregate of 2,035,290 of its common shares through the facilities of NASDAQ. Purchases may commence on September 20, 2005 and will conclude on the earlier of the date on which purchases under the bid have been completed and September 19, 2006.

The Board of Directors of Descartes believes that the proposed purchases are in the best interests of Descartes and are a desirable use of corporate funds. All common shares purchased by Descartes will be cancelled. Descartes has no obligation to repurchase shares under the program, and the timing, number and value of shares to be repurchased will be at management’s discretion based on business conditions and other factors. The program may be terminated at any time.

Within the past 12 months, Descartes has not purchased any of its common shares. As of September 15, 2005, Descartes has 40,705,811 issued and outstanding common shares.

About Descartes
The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG) is a leading provider of on-demand technology and services that help distribution- and logistics-sensitive organizations deliver. By enabling companies to efficiently and effectively manage the delivery of goods, Descartes’ products and services help reduce costs, save time and enhance customer satisfaction. Descartes delivers trading partner connectivity and document exchange, rate management, route planning, wireless dispatch, inventory and asset visibility, transportation management and warehouse optimization solutions for industries such as retail, consumer goods, manufacturing, transportation, distribution and third-party logistics. These solutions help customers optimize and gain real-time control of their inventory, logistics assets and mobile workforce. Descartes' products and services are used by more than 2,500 customers in over 60 countries. For more information, visit www.descartes.com.

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Safe Harbor Statement
This release contains forward-looking statements that relate to Descartes’normal course issuer bid and other matters that may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of Descartes to differ materially from the anticipated results, performance or achievements implied by such forward-looking statements. Such factors include, but are not limited to, our history of losses, the cyclical nature of our business, declining demand for our customers’ products, recent increases in fuel prices, disruptions of freight movements in particular geographies and the factors discussed in the section entitled, "Certain Factors That May Affect Future Performance" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission, and other securities commissions across Canada.

Contact Information:
The Descartes Systems Group Inc.
Mary Meldrum
Tel: (519) 746-6114, ext. 2577
pr@descartes.com